

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via E-mail
Ms. Christina Cepeliauskas
Chief Financial Officer
Eurasian Minerals Inc.
543 Granville Street, Suite 501
Vancouver, British Columbia V6C 1X8
Canada

> **Re: Eurasian Minerals Inc.**
> **Registration Statement on Form F-4**
> **Filed March 14, 2012**
> **File No. 333-180092**

Dear Ms. Cepeliauskas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1. We note your statement on page 57 that "Eurasian will use its reasonable efforts to cause, prior to the effective time of the merger, the Eurasian common shares issuable pursuant to the merger agreement to be conditionally approved for listing by the TSX-V and to be approved for listing on the NYSE Amex, subject to official notice of issuance." We also note your statements that the Eurasian common shares currently trade on the TSX Venture Exchange and on the NYSE Amex and that following the merger Eurasian common shares will continue to trade on the TSX Venture Exchange and on the NYSE Amex. Please advise us of the meaning of your statement on page 57 when it appears

that your shares are already trading on the TSX Venture Exchange and on the NYSE Amex. We may have further comment.

Outside Front Cover Page of the Proxy Statement/Prospectus

2. Please revise here to state the expected amount of securities being registered as part of the transaction. See Item 501(b)(2) of Regulation S-K.

3. We note the reference to the value of the stock consideration not being determined at the time of the shareholder vote. Please revise to indicate the per share value of such consideration on the last trading day preceding the date of the merger agreement and on the date you intend to mail the proxy statement/prospectus. Please also revise to quantify the aggregate consideration on such dates.

4. Please highlight the cross-reference to the risk factors section of the proxy statement/prospectus by use of prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Inside Front and Outside Back Cover Page of the Proxy Statement/Prospectus

5. Please highlight, by print type or otherwise, the statement under Additional Information on the inside front cover page of the proxy statement/prospectus regarding by when security holders must request additional information. See Item 2(2) of Form F-4.

Questions and Answers About the Merger and The Special Meeting, page 1

Do the Directors and Officers of Bullion Intend to Vote for the Merger? page 6

6. Please revise to briefly indicate the number of shares, and the percentage of outstanding shares held, by the certain directors, executive officers and other shareholders of Bullion who have agreed to vote yes.

Summary, page 8

7. We note the statement under Information about the Companies on page eight that Eurasian "continued into British Columbia from Alberta" here and on pages 76, 77 and 143. Please revise as appropriate to clarify the meaning and implications of such action.

8. Please revise to provide a more fulsome summary of how the rights of Bullion shareholders will change upon becoming Eurasian shareholders and the risks relating to the merger, both of which merely incorporate the later full discussion by reference. See the Instruction to Item 503(a) of Regulation S-K.

Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data, page 13

Selected Historical Financial Data of Eurasian, page 13

9. We note that you have presented selected financial data for Previous GAAP and IFRS.
    Please disclose that the information based on Previous GAAP is not comparable to the
    information based on IFRS. Additionally please change your presentation so that the
    Previous GAAP and IFRS selected financial data are not presented side-by-side. Refer to
    Instructions 1 and 4 of General Instruction G of Form 20-F.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 15

Comparative Historical Per Share Data, page 15

10. We note that you present historical book value per share for both Eurasian and Bullion on
    page 16, and combined pro forma book value per share on page 15. Please revise to
    clearly disclose how you calculate book value per share.

Risk Factors, page 18
Risks Related to Eurasian, page 22

11. Please revise this section to include a separate risk factor discussing the risks arising from
    Eurasian's lack of revenues and the absence of any known commercial ore deposit on any
    of Eurasian's properties.

You may have difficulty bringing suit and enforcing judgments against Eurasian, page 22

12. We note your inclusion of this risk and your disclosure under "Governing Law" on page
    71. Please consider including disclosure similar to the information required by Rule
    101(g) of Regulation S-K so investors may more clearly understand any risks associated
    with effecting service of process or taking related actions.

Cautionary Statement Regarding Forward-Looking Statements, page 29

13. Please revise your statement that "Neither Eurasian nor Bullion undertakes any obligation
    to revise forward-looking statements to reflect future events, changes in circumstances, or
    changes in beliefs" in light of the undertakings required by Item 512 of Regulation S-K
    found in Part II of the registration statement.

Proposal One—The Merger, page 34
Background of the Merger, page 34

14. We note numerous references, starting at the bottom of page 35 and continuing to page
    37, to Bullion's management updating Bullion's board of directors on the discussions

between the parties, the progress of due diligence efforts and changes in the terms of the potential transaction. Please revise to provide more fulsome disclosure on the material matters discussed in these updates. For example, describe any material terms of the transaction or issues arising out of the due diligence that were discussed.

15. We note your disclosure on page 36 that, on November 14, 2011, the companies executed a non-binding letter of intent in which Eurasian agreed to what became the final per share merger consideration. Please revise to provide additional detail on how the parties arrived at their agreement on the merger consideration.

16. Please revise your discussion on page 36, or elsewhere as appropriate, to describe in greater detail the method of selecting Mr. Semeniuk as financial advisor to Bullion's board of directors and to briefly describe the qualifications of Mr. Semeniuk considered by the board of directors in making such a selection. See Item 4(b) of Form F-4, which references Item 1015(b)(2) and (3) of Regulation M-A.

Eurasian's Reasons for the Merger, page 40

17. Please revise to define the terms "brownfield" and "greenfield" as used in the fourth bullet point in this section. Please also revise your disclosure elsewhere as appropriate to describe Bullion's experience in brownfield exploration and the material significance of exposure to that area for Eurasian.

Opinion of Bullion's Financial Advisor, page 41

18. We note that Mr. Semeniuk considered, among other things, the fact that Bullion shares are classified as a penny stock under U.S. regulations. It appears that Eurasian shares would also be classified as a penny stock under such regulations. Please revise to describe what consideration, if any, Mr. Semeniuk gave to Eurasian's stock being considered a penny stock under U.S. regulations.

19. Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Mr. Semeniuk, his affiliates and/or unaffiliated representatives and Bullion or its affiliates. See Item 4(b) of Form F-4, which references Item 1015(b)(4) of Regulation M-A.

20. We note your statement that Semeniuk's opinion was provided for the "exclusive use" of Bullion's board of directors. Please reconcile this statement with Mr. Semeniuk's statement in the last paragraph on page D-21 that the fairness opinion is provided for the exclusive use of the Board of Directors of Bullion "and to the security holders of Bullion."

21. We note that Semeniuk analyzed the fairness of the merger consideration based on the

premium offered to Bullion shareholders by the merger consideration over the current historic trading price of Bullion common stock, the estimated future value to Bullion of the Carlin Trend Royalty, and the potential benefit of the merger to Bullion by considering the impact of Eurasian using its cash position to make an imagined private placement into Bullion. Please revise to describe in greater detail each of the material analyses performed underlying the fairness opinion.

Interests of Certain Persons in the Merger, page 43

22. Please revise this section to provide the table regarding golden parachute compensation in the format set forth in Item 402(t) of Regulation S-K.

Certain Material United States Federal Income Tax Consequences …, page 44

23. We note that you have not filed Exhibits 8.1, 8.2 and 8.3.   Please note that we may have further comments on this section upon reviewing those exhibits.

Accounting Treatment, page 57

24. We note your disclosure on page ten and 57 that Eurasian will account for the merger using the acquisition method of accounting for business combinations under U.S. GAAP. We further note on page 136 that the acquisition reflected in the pro forma financial statements was prepared using the acquisition method of accounting in accordance with ASC 805 under U.S. GAAP. Please confirm our understanding that Eurasian's financial statements going forward will be prepared under IFRS and that you will account for the acquisition under IFRS 3 and, if so, revise to clarify this in your pro forma presentation. Also revise to indicate whether there will be any differences in accounting between IFRS 3 and your pro forma presentation under ASC 805 and, if so, describe and quantify any such differences in your disclosure.

The Agreement and Plan of Merger, page 59

25. We note your statements in this section that the terms and information of the merger agreement are included "not to provide any other factual information regarding Eurasian, Bullion or their respective businesses … Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants …." Please note that disclosure regarding an agreement's representations, warranties or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/prospectus, please revise them to remove any implication that the merger

agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Eurasian's Business, page 77

26. Please revise your discussion to provide more detailed disclosure of the material effects of government regulations on Eurasian's business in the various countries in which Eurasian operates, identifying the relevant regulatory bodies. We note also the references in your risk factor discussions on pages 24 and 26 to various regulations that are not fully discussed elsewhere in your prospectus.

Inter-corporate Relationships, page 77

27. Please revise the flow chart on page 77 to improve its legibility. In this regard we note that it is difficult to read the names and country of incorporation or residence of some of the subsidiaries.

General Development of Eurasian's Business, page 77
Three Year History, page 78

28. Please revise your disclosure in the second paragraph of this section to define "NSR royalty."

Description of Eurasian's Business, page 80
Intangible Property, page 80

29. We note your disclosure in this section regarding Eurasian's lack of need for or use of licenses and other intellectual property. Please reconcile this disclosure with your disclosure regarding your exploration licenses, exploitation licenses and your disclosure on page 79 that one of the "main assets" you acquired as part of your purchase of a subsidiary of Freeport-McMoRan Copper & Gold Inc. was a comprehensive exploration database of Sweden.

Economic Dependence, page 81

30. We note your statement that Eurasian's business is not substantially dependent on any contract. It appears from your disclosure elsewhere that you substantially rely on your relationships with third parties for exploration and future production activities that will result in any future revenues. Please reconcile your disclosure in this section in light of such relationships or advise us of why you believe such disclosure is unnecessary.

Environmental Protection, page 81

31. Please revise this section or elsewhere as appropriate to provide more detailed disclosure of the environmental regulations affecting Eurasian's business in the countries in which it operates.

Foreign Operations, page 81

32. Please revise this section to identify the properties located in "areas traditionally considered to be risky from a political or economic perspective."

Mineral Properties, page 82
Turkey, page 82

33. We note your reference to the Aktutan property in the introductory paragraph of this section, which appears to be the only reference to this property in your description of Eurasian's Business. Please revise to discuss the material aspects of your business relating to this property in the appropriate location.

34. It is unclear why you do not describe the Golcuk property in the introductory paragraph of this section. In the interest of enhancing your disclosure, please revise this paragraph to provide a brief overview of all of your material property and royalty interests in Turkey.

35. We note your disclosure in the paragraph under the map on page 83 that you are currently converting one of your exploration licenses into an exploitation license. Please revise your disclosure to briefly describe the process by which such a conversion is made in Turkey including the amount of time required to do so if material.

Golcuk Property, page 89

36. We note your disclosure that the Golcuk property "reverted" to Eurasian's ownership in 2008. It is unclear how Eurasian originally acquired this property and what occurred in the interim to result in the reversion. Please revise your disclosure to clarify.

Balya Royalty, page 89

37. We note your statement in the second sentence of this section, which appears to suggest that you sold a 4% net smelter returns royalty to Dedeman in 2006. To the extent you intended to state that Eurasian sold the underlying property or some other interest in the land, please revise to clarify.

<u>Haiti, page 90</u>
<u>Northwest Haiti Designated Project (including Vert de Gris prospect), page 90</u>

38. We note that here, under Exploration Properties starting on page 112, and under Pontal do Paranaita Property starting on page F-111, you report sample value ranges, assay values "greater than" or "up to", and utilize parts per billion (ppb). When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these same items.

This guidance also applies to the sections concerning both Akarca and Golcuk found on page nine of Exhibit 99.4 of Eurasian's Form 40-FR filed January 24, 2012 and the Bom Jesus section found on page 28 and the Pontal do Paranaita Property found on page 32 of Bullion's Form 10-K filed August 1, 2011.

Government Negotiations and Mining Convention, page 91

39. We note your statement that "[n]egotiations continue with the government of Haiti on the terms for a Mining Convention." Please revise to clarify what role Eurasian has in such negotiations, if any.

40. Please revise to clarify the meaning of "[d]rill-ready projects" as used in this section.

Bullion's Business, page 102
General, page 103

41. Please revise your disclosure in the first paragraph of this section to define "GSR royalty."

Regulations on the Business, page 105

42. Please revise this section to also discuss material Brazilian regulations on Bullion's business.

Real Properties and Facilities, page 106

43. It is unclear why you have not disclosed the "Office Building" and "Business Building" referenced on page 17 of Bullion's most recent Form 10-K here. Please revise to disclosure such properties.

Exploration Properties, page 110

44. It is unclear why you do not discuss Bullion's Bom Jardim and Ouro Mil properties here despite your references to such properties as "primary exploration projects" in the second paragraph of page 103 and your discussion of Bom Jardim related expenditures under Plan of Operation on page 127. Also, please provide more fulsome disclosure of the material aspects of the Pontal do Paranaia, Caldeiras and Ophir properties.

45. Please revise the maps on pages 112 and 113 to improve their legibility.

Eurasian Management's Discussion and Analysis, page 121
Results of Operations, page 121

Comparison of Six Months Ended September 30, 2011 and September 30, 2010, page 121

46. We note that your discussion of the factors resulting in the increase of net loss in this section only account for approximately half of such increase. Please revise to provide

additional disclosure of any other significant factors materially contributing to Eurasian's increased net loss from period to period.

Year Ended March 31, 2011 Compared to the Year Ended March 31, 2010, page 122

47. Please revise the parenthetical in the first sentence of this section to indicate, if true, that it refers to Canadian dollars.

48. We note that your discussion of the factors resulting in the increase of net loss in this section only account for around 60 percent of such increase. Please revise to provide additional disclosure of any other significant factors materially contributing to Eurasian's increased net loss from period to period.

Financial Condition, Liquidity and Capital Resources, page 123

49. Please revise your discussion by providing an evaluation of sources and amounts of your cash flows for all periods presented, and information regarding any material commitments for capital expenditures as of the end of the latest year end and subsequent interim period, including an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Also revise Bullion's discussion of liquidity and capital resources on page 129 accordingly. Refer to Item 5.B. of Form 20-F.

Critical Accounting Estimates, page 123

50. We note that you present your annual financial statements for the years ended March 31, 2011, 2010 and 2009 under Canadian GAAP (page F-3) and your interim financial statements for the six months ended and as of September 30, 2011 under IFRS (page F-55). However your discussion of critical accounting estimates does not inform readers whether it is based on Canadian GAAP or IFRS. Please revise to distinguish any differences between your critical accounting estimates under Canadian GAAP or IFRS, as necessary. Also revise to provide separate critical accounting policies and estimates disclosure for the financial statements of Bullion that are prepared under U.S. GAAP. Refer to Section V of SEC Release 33-8350 for additional information.

Bullion Management's Discussion and Analysis, page 127

51. You discuss on page D-13 the fact that there is an uncertainty as to whether the Carlin royalty will continue at current levels. Please revise to provide disclosure of this uncertainty pursuant to Item 5.D of Form 20-F or explain to us why you believe that such disclosure is not required.

Plan of Operation, page 127

52. Please revise the third paragraph of this section to clarify the repeated reference to "(1) exploration stage property."

Results of Operations, page 128

53. We note your statement in the risk factor "Future financial results may fluctuate significantly" on page 25 that "Management expects future revenues and operating results to fluctuate due to . . . costs of production." Nevertheless, you only refer to operating costs rather than costs of production in your discussion here. Please advise or revise to discuss the costs of production associated with the mining operations in which you have a material interest.

54. We note multiple instances in both of your period comparisons where you have not discussed the business reasons for changes in various items of your statement of operations. Please revise to disclose the reasons for such changes.

Comparison of Year Ended April 30, 2011 and April 30, 2010, page 128

55. Please revise to individually quantify the impact of increased gold prices and "sustained production" on the increase in revenue between these periods.

56. We note that you discuss the reasons for your loss from joint venture in the second paragraph of page 129, but do not discuss the reason for the change in such loss between these periods. Please revise as appropriate to clarify the reason(s) for such change and to individually quantify the effect of multiple factors, if applicable.

57. We note the reference to Sidney Resources Corp. in the fourth paragraph of page 129. Please revise the proxy statement/prospectus as appropriate to clarify your relationship with that company.

Unaudited Pro Forma Condensed Combined Financial Statements, page 130

Pro Forma Combined Information, page 130

58. We note your disclosure that "Eurasian has not yet undertaken any detailed analysis of fair value of Bullion's assets and liabilities." We further note your disclosure on page 136 that states "the assets acquired and liabilities assumed have been measured at fair value." Please revise these two conflicting disclosures, as necessary.

59. We note your disclosure that the combined company will incur certain employee-related severance costs. We further note on page one that Bullion shareholders will be asked to approve certain "golden parachute" compensation that may become payable to Bullion's

named executive officers in connection with the merger; and on page 44 the lump-sum payments that would become payable to Bullion's executive officers under a qualifying termination after a Change of Control of Bullion. Please revise to quantify the estimated employee-related severance costs in connection with the merger. Also tell us how you considered providing pro forma balance sheet adjustments for these costs.

Pro Forma Consolidated Statement of Operations and Comprehensive Loss for the Six Months Ended September 30, 2011, page 133 and for the Year Ended March 31, 2011, page 134

60. We note that Eurasian's statement of operations and comprehensive loss for the six months ended September 30, 2011 (page 133) and year ended March 31, 2011 (page 134) were prepared under IFRS and Canadian GAAP, respectively. We further note on page 135 that your pro forma financial statements have been prepared under U.S. GAAP and related adjustments of Eurasian's balance sheet to convert from IFRS to US GAAP have been illustrated on page 132. Please revise to also quantify and describe the adjustments made to convert Eurasian's statements of operations and comprehensive loss to U.S. GAAP from IFRS and Canadian GAAP, as applicable or disclose that such adjustments were not required and why.

61. Please revise to present both historical and pro forma basic and fully diluted per share data on the face of your unaudited pro forma consolidated statements of comprehensive loss together with the number of shares used to compute such per share data. Refer to Rule 11-02(b)(7) of Regulation S-X.

62. We note your disclosure on page 135 that the pro forma consolidated statements of operations and comprehensive loss for the year ended March 31, 2011 and the six months ended September 30, 2011 have been prepared as if the acquisition of Bullion had occurred on April 1, 2010 and April 1, 2011, respectively. Please be advised that pro forma adjustments related to the pro forma condensed statements of operations and comprehensive loss should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented. Please revise as necessary.

63. We note that your pro forma consolidated statements of operations and comprehensive loss for the year ended March 31, 2011 and six months ended September 30, 2011 do not include any pro forma adjustments in connection to the acquisition. Please tell us why there are no adjustments included in your pro forma consolidated statements of operations and comprehensive loss, or revise as necessary.

1. Basis of Presentation, page 135

64. We note your disclosure that the unaudited pro forma consolidated financial statements are prepared and presented in U.S. dollars based on the historical financial statements of Eurasian which are presented in Canadian dollars and were translated from Canadian

dollars to U.S. dollars at the approximate exchange rate of par. Please revise to further explain how you translated Eurasian's financial statements from Canadian dollars to U.S. dollars. Also revise to quantify and clearly identify where such adjustments are included in your pro forma financial statements.

65. We note your disclosure under Note 1(b) and 1(c) that Eurasian's unaudited interim and audited annual consolidated statements of operations and comprehensive loss were prepared in accordance with U.S. GAAP and that these financial statements are included elsewhere in this proxy statement/prospectus. We further note you present your annual financial statements for the years ended March 31, 2011, 2010 and 2009 under Canadian GAAP (page F-3) and your interim financial statements for the six months ended and as of September 30, 2011 under IFRS (page F-55). Please tell us where the referenced U.S. GAAP financial statements of Eurasian are included in the proxy statement/prospectus, or revise to disclose the actual basis of accounting used for Eurasian's annual and interim financial statements that were used to prepare the pro forma financial statements.

2. Acquisition of Bullion Monarch Mining Inc, page 136

66. Please revise to clearly disclose whether the assets and liabilities in the Bullion purchase price allocation are based on their estimated fair value or carrying value. To the extent that the assets and liabilities are based on their carrying value, explain to us why this is appropriate under U.S. GAAP.

67. We note that the value of the Eurasian common shares was calculated based on the deemed issuance of 17,583,640 Eurasian common shares at $2.53 per share, which was the closing price of Eurasian common shares on the February 7, 2012 merger agreement date. We further note your disclosure that the purchase price will fluctuate with the market price of Eurasian's common stock until the acquisition is completed. Please update the price per share used to calculate the estimated value of Eurasian's common stock deemed to be issued.

3. Acquisition of Bullion Monarch Mining Inc, page 136

68. We note the $35.0 million total value assigned to mineral properties, and that the $31.1 million adjustment reflects the fair value increment for mineral property interests held by Bullion generating royalty income. Please identify for us all of Bullion's mineral property interests that are generating royalty income and separately quantify for us the fair value of the Carlin royalty that is reflected in your purchase price allocation. Also reconcile the fair value assigned to Carlin to the estimated value of the Carlin royalty cash flow stream in the range of $42 million to $52 million (page D-19), and explain to us what the difference represents.

Management Following the Merger, page 141

69. Please revise the descriptions of the business experience of Messrs. Bayley, Winn and Lim to clarify the dates during which they held the listed positions and to describe the principal business of the entities for which they worked (to the extent not already described).

70. Please revise the description of Mr. Levet's business experience to provide additional details on the various executive and management positions he held at Newmont.

71. Please revise the description of Mr. Morris' business experience to describe the principal business of M&P Development, LLC.

72. We note the reference to Eurasian's Advisory Board in the last paragraph of this section. Please revise to disclose the anticipated membership of the advisory board upon consummation of the merger.

Related Party Transactions of Directors and Executive Officers, page 142

73. We note your disclosure of the relationship of Seabord with Mr. Winn and the Company. Please revise to quantify the payments made by Eurasian to Seabord since the beginning of Eurasian's preceding three financial years up to the date of the registration statement.

Description of Eurasian Capital Stock, page 143

74. Please delete the statement that "[t]his summary is not meant to be complete" in the first paragraph of this section.

75. Please revise your disclosure as follows:

- Here or under "Future Shareholder Proposals" on page 154, please make clear whether and how shareholders of Eurasian may submit proposals for consideration; and

- Make clear whether shareholders have the option to vote in person, by proxy, electronically, or otherwise.

Annual and Extraordinary General Meetings, page 145

76. Please revise this section to briefly clarify when the Securities Act (British Columbia) and the Securities Act (Alberta) would apply to a shareholder meeting. For example, describe if the application of such laws are triggered by the location of the meeting or if they always apply.

Comparison of Rights of Eurasian Shareholders and Bullion Shareholders, page 146

77. Please revise this section to include a discussion of any material differences in the ability to bring class action suits by Eurasian shareholders and Bullion shareholders or advise us of why you believe such differences are not material. See Item 4(a)(7) of Form F-4.

Special Meetings of Shareholders, page 148

78. Please revise your description of Eurasian in this section to describe whether and how shareholders can call a special meeting.

Action without a Meeting, page 148

79. Please revise your description of Eurasian in this section to address shareholder action without a meeting on matters not required to be transacted at an annual general meeting. Also, please clarify the purpose of selecting an "annual reference date."

Inspection of Corporate Records and Voting List of Shareholders, page 149

80. Please revise your description of Eurasian in this section to also describe the ability of shareholders to examine corporate records and voting lists. Also, please clarify the reference to "Eurasian's constating documents."

Security Ownership of Certain Beneficial Owners and Management…, pages 151 and 153

81. Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Eurasian Minerals, Inc.

Condensed Consolidated Interim Financial Statements, page F-49

Notes to the Condensed Interim consolidated Financial Statements, page F-55

2. Significant Accounting Policies, page F-55

Estimates, page F-58

82. We note your disclosure that the recorded costs of mineral properties are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge that a change in future conditions could require a material change in the recognized amount. Please further explain this statement to us and tell us whether there are any known indications of impairment.

Financial instruments, page F-59

Impairment of Financial Assets, page F-60

83. We note that financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Please confirm to us that you would make a formal estimate of the recoverable amount if there are any indications that an impairment loss may have occurred and, if so, revise your disclosure accordingly. Refer to IAS 36.8.

7. Investment in Associated Companies, page F-69

84. We note on page F-51 that your investment in associated companies has significantly increased from March 31, 2011 to September 30, 2011. Please revise to clarify whether the financial information of the associated companies is prepared under IFRS or other GAAP, and disclose how you assess the equity method investee for impairment under IFRS. Also revise to provide summarised financial information of associates pursuant to IAS 28.37(b) or tell us why you believe this information is not required.

Bullion Monarch Mining, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-99

Note 2. Acquisition of Dourave Canada, page F-104

85. We note that Bullion issued 5,000,000 shares of common stock and warrants to purchase up to 2,500,000 shares of its common stock at an exercise price equal to $1.20 per share as total consideration for all of the capital shares of Dourave Canada acquired on April 1, 2011. We further note the total consideration of $3,220,000 for this acquisition. Please tell us how you determined the fair value of the consideration under ASC 805-30-30-7, including your consideration of the price of Bullion's common stock on the April 1, 2011 acquisition date.

Interim Financial Statements as of and for the Period Ended October 31, 2011, page F-120

86. We note that Bullion Monarch Mining, Inc. filed its January 31, 2012 Form 10-Q on March 16, 2012, and that this published interim financial information covers a more current period than otherwise required. Please tell us how you considered the requirements of Item 8.A.5 of Form 20-F.

Exhibits

87. We note that you have a number of exhibits listed as to be filed by amendment, including the legality and tax opinions. Please note that we will need sufficient time to review these exhibits and that we may have additional comments based upon these exhibits once filed.

88. We note that you have not filed any agreements under Item 601(b)(10) relating to your significant business relationships described in the proxy statement/prospectus. It is unclear whether you intend to file such agreements or whether you believe you have no such material agreements. Please advise or revise to provide such exhibits.

Annex D

89. We note the reference in the seventh bullet point on page D-16 to Eurasian enjoying "many revenues." We also note a similar reference to "Eurasian enjoys many revenues" in the Opinion of Bullion's Financial Adviser on page 41 in the Form F-4. It is unclear which revenues are being referred to in light of Eurasian's lack of revenues. Please revise or advise us. We may have further comment.

Form 40-FR filed January 24, 2012

Exhibit 99.4 - Superior West, page 14
Exhibit 99.4 - Other 2010-2011 Work Conducted by EMX, page 14

90. We note your disclosure in this section concerning the Resolution Property and your Copper Basin property in which you reference mines and/or other mineral properties that exist in the proximity of your properties. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of the proximity to these mines and exploration properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the filing disclosure solely on your company's property. In addition, please remove all references to the quantity and quality of resources and /or reserves found on properties not controlled by your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director